Exhibit 12.01

ORACLE CORPORATION

Consolidated Ratio of Earnings to Fixed Charges

	Nine Months Ended		Year Ended May 31,
(Dollars in millions)	February 28, 2013	February 29, 2012	2012	2011	2010	2009	2008
Earnings(1)
Income before provision for income taxes	$9,072	$8,579	$12,962	$11,411	$8,243	$7,834	$7,834
Add: Noncontrolling interests	93	88	119	97	95	84	60
Add: Fixed charges	629	620	827	875	808	685	454

Total earnings	$9,794	$9,287	$13,908	$12,383	$9,146	$8,603	$8,348

Fixed Charges(2)
Interest expense	$588	$574	$766	$808	$754	$630	$394
Estimate of interest in rent expense	41	46	61	67	54	55	60

Total fixed charges	$629	$620	$827	$875	$808	$685	$454

Ratio of earnings to fixed charges	16x	15x	17x	14x	11x	13x	18x

(1)

The term “earnings” means the amounts resulting from the following: (a) our income before provision for income taxes, plus (b) the noncontrolling interests in the net income of our majority owned subsidiaries, plus (c) our fixed charges.

(2)	The term “fixed charges” means the amounts resulting from the following: (a) our interest expensed, plus (b) our estimate of the interest component of rent expense.

We do not report any shares of preferred stock outstanding in our consolidated financial statements because our outstanding preferred stock is owned by one or more of our wholly-owned subsidiaries. Our ratio of earnings to combined fixed charges and preferred dividends for any given period is equivalent to our ratio of earnings to fixed charges.